SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2020

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

Corporate Taxpayer ID (CNPJ): 42.150.391/0001-70

Company Registry (NIRE): 29.300.006.939

Publicly-Held Company

MATERIAL FACT

Braskem S.A. (“Braskem” or “Company”), in compliance with CVM Instruction 358/02, informs its shareholders and the market an important development in the assessment the potential impacts of the geological event of Alagoas to the surface of the region, with the conclusion, on September 14, 2020, of expert and independent technical studies contracted by the Company from internationally recognized entities (“Studies”).

Based on the potential short-term impacts appointed by the Studies, the Company's preliminary estimate is that approximately additional 800 properties should be included as a cautionary measure in the Financial Compensation and Support for Relocation Program. For that, the Company will initiate discussions for a possible amendment to the agreement entered into with authorities on January 3, 2020, which is expected to result in additional expenses in the estimate amount of approximately R$300 million.

In addition, the Studies provide an analysis of scenarios of areas with potential future impacts on the surface in the long term, which include, among other areas, all areas of the Map of Sectors of Damage and Priority Action Lines by the Civil Defense of Maceió of June 2020. The Studies will be submitted to the relevant authorities to define possible actions that may adopted upon mutual agreement.

In order to implement the potential new measures related to the geological event in Alagoas, the Company, in light of the information available to date, estimates approximately the additional amount of R$3.3 billion. This amount includes the amounts relating to the potential short-term impacts mentioned above and is in addition to the amounts previously provisioned by the Company.

To the extent required by applicable law, the Company will keep the market informed of material developments concerning the geological event in Alagoas and related proceedings, which include the public-interest civil action filed by the Federal Prosecution Office involving social and environmental damages with respect to which the Company is still in discussions with authorities. The Company cannot predict with certainty future developments in respect of this matter or its related expenses, and the costs to be incurred by the Company may be different than estimated.

For further clarification, please contact Braskem's Investor Relations Department by calling +55 (11) 3576-9531 or sending an e-mail to braskem-ri@braskem.com.br.

São Paulo, September 15, 2020.

Pedro van Langendonck Teixeira de Freitas

Diretor Financeiro e de Relações com Investidores

Braskem S.A.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 15, 2020

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations.  Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.